REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
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                                                                 January 9, 2012


Ms. Mara L. Ransom
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Redstone Literary Agents Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed December 2, 2011
    File No. 333-173164

Dear Ms. Ransom,

Thank you for reviewing our registration statement. In response to your comment letter, dated December 20, 2011, we have amended the Registration Statement on Form S-1 and provide the following information so that you may better understand our disclosure.

Current Market Trends, page 19

     1. We have revised the disclosure as appropriate and also provided you with copies of the reports that support the qualitative and comparitive statements contained in this section, they are being sent via U.S. Mail.

Financial Statements, page F-1

     2. We have updated the financial statements through September 30, 2011 and updated the Registration Statement with the new financial data.

Sincerely,


/s/ Mary S. Wolf
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Mary S. Wolf
CEO & Director